CUSIP NO. 44980X 10 9	Page 1 of 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

IPG Photonics Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44980X 10 9

(CUSIP Number)

Angelo P. Lopresti
IPG Photonics Corporation
50 Old Webster Road
Oxford, MA 01540
508-373-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

NY:1318663.2
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44980X 10 9	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Massachusetts

	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,504,002

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,504,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,504,002

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 44980X 10 9	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Nikolai Platonov, individually and as trustee of The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States and Russia

	7.	Sole Voting Power 750

	8.	Shared Voting Power 15,504,002

	9.	Sole Dispositive Power 750

	10.	Shared Dispositive Power 15,504,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,504,752

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 44980X 10 9	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Angelo P. Lopresti, individually and as trustee of The Valentin Gapontsev Trust I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

	7.	Sole Voting Power 101,645

	8.	Shared Voting Power 15,504,002

	9.	Sole Dispositive Power 101,645

	10.	Shared Dispositive Power 15,504,002

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,605,647

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 44980X 10 9	Page 5 of 9

Introductory Note:

On December 17, 2010, Valentin P. Gapontsev, the founder, Chief Executive Officer and Chairman of IPG Photonics Corporation, a Delaware corporation (the “Issuer”), established The Valentin Gapontsev Trust I, an irrevocable trust (the “Trust”), for estate planning purposes.  Dr. Gapontsev established the trust as an estate planning vehicle for the benefit of his family to hold shares previously owned by him.  Also on December 17, 2010, Dr. Gapontsev transferred to the Trust for estate planning purposes (a) 8,000,000 shares of common stock, $.0001 par value per share, of the Issuer (“Common Stock”) owned by Dr. Gapontsev, and (b) a 48% interest in IP Fibre Devices (UK) Ltd. (“IPFD”), as explained below.  IPFD owns 7,504,002 shares of the Issuer.  After the transfers to the Trust, Dr. Gapontsev continues to be the managing director of IPFD, and continues to beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), the 7,504,002 shares of Common Stock owned of record by IPFD.

After the transfers to the Trust, Dr. Gapontsev continues to beneficially own 10,606,933 shares of Common Stock of the Issuer or 22.7% of the Issuer’s outstanding shares, comprised of 3,102,931 shares of Common Stock owned of record by Dr. Gapontsev and the 7,504,002 shares of Common Stock owned of record by IPFD, of which is Dr. Gapontsev is the sole managing director.

This Schedule 13D (“Schedule 13D”) relates to the acquisition of the 8,000,000 shares of Common Stock owned of record by the Trust and the 7,504,002 shares of Common Stock beneficially owned indirectly by the Trust through IPFD.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 50 Old Webster Road, Oxford, MA 01540.

Item 2.	Identity and Background

The Schedule 13D is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of the Schedule 13D is attached hereto as Exhibit 99.1. The name, business address, principal business or occupation and citizenship of each of the Reporting Persons is as follows:

Name and Business Address	Principal Business or Occupation	Citizenship
The Valentin Gapontsev Trust I c/o IPG Photonics Corporation 50 Old Webster Road Oxford, MA 01540		A trust organized under the laws of Massachusetts
Nikolai Platonov c/o IPG Photonics Corporation 50 Old Webster Road Oxford, MA 01540	Head of Department, Research and Development, IPG Photonics Corporation	United States and Russia
Angelo P. Lopresti c/o IPG Photonics Corporation 50 Old Webster Road Oxford, MA 01540	Executive Officer of IPG Photonics Corporation	United States

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

CUSIP NO. 44980X 10 9	Page 6 of 9

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock beneficially owned by the Reporting Persons were acquired by the Reporting Persons in connection with the (a) purchase of 7,200,000 shares of Common Stock by the Trust from Dr. Gapontsev and (b) the gift of 800,000 shares of Common Stock to the Trust by Dr. Gapontsev.  Also, the Trust purchased a 38.4% interest in IPFD from Dr. Gapontsev, and acquired by gift a 9.6% interest in IPFD from Dr. Gapontsev.  IPFD owns 7,504,002 shares of Common Stock.  The funds to purchase the 7,200,000 shares of Common Stock and the 38.4% interest in IPFD were borrowed by the Trust from Dr. Gapontsev. The borrowed funds are represented by an unsecured promissory note. No consideration was paid for the shares of Common Stock or the interest in IPFD acquired by the Trust by gift from Dr. Gapontsev.

Item 4.	Purpose of Transaction

On December 17, 2010, in connection with an estate planning transaction, Dr. Gapontsev, the founder, Chief Executive Officer and Chairman of the Issuer, established an irrevocable trust, The Valentin Gapontsev Trust I, for the benefit of his family.  The trustees of the Trust are the individual Reporting Persons named in Item 2 of this Schedule 13D.  The corpus of the Trust consists of: (a) 8,000,000 shares of the Issuer, 7,200,000 of which were sold to the Trust for a total appraised price of $191,800,080, and 800,000 of which were given to the Trust as a gift without consideration; and (b) 400 shares of IP Fibre Devices (UK) Ltd. (“IPFD”) that were sold in part and gifted in part to the Trust, at an appraised value of $43,378,560.  All of the foregoing transactions occurred simultaneously.  IPFD beneficially owns 7,504,002 shares of Common Stock and, based on the total number of shares of IPFD held by the Trust (and separately by any of the individual Reporting Persons named in Item 2), the Trust and each of its trustees may be deemed the beneficial owner of the shares of Common Stock  beneficially owned by IPFD.  Each of the individuals named in Item 2 also beneficially owns, separately or with others, shares of the issuer.

The acquisition of the shares of Common Stock by the Trust and the trustees were made for investment purposes.

The Trust and trustees may purchase additional shares of the Issuer’s common stock or similar securities from time to time, either in brokerage transactions or in privately-negotiated transactions. Any decision by either or both of the trustees, for their own account or on behalf of the Trust, to increase their respective holdings of the Issuer’s common stock will depend on various factors, including, but not limited to, the price of the of Common Stock, the terms and conditions of the transaction, and prevailing market conditions.  The Trust also may acquire beneficial ownership of additional shares of Common Stock from time to time in connection with any future gifts by Dr. Gapontsev.

The Trust and trustees also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their shares of Common Stock depending on various factors, including, but not limited to, the price of the Common Stock, the terms and conditions of the transaction, and prevailing market conditions, as well as liquidity, estate planning and diversification objectives.  In addition, the Trust and trustees may make gifts of Common Stock from time to time.

The Trust and trustees intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of the Issuer’s common stock. In addition, each of the trustees is an officer or employee of the Issuer or an affiliate or subsidiary of the Issuer, and may, in connection with their duties and responsibilities to the Issuer, in the ordinary course or otherwise, take actions to influence the management, business, and affairs of the Issuer.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of the Reporting Persons disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he or it does not directly own.

CUSIP NO. 44980X 10 9	Page 7 of 9

Item 5.	Interest in Securities of the Issuer

(a)-(b)
Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each filing person.  The individual Reporting Persons named in Item 2, above, by virtue of being trustees of the Trust referred to in Item 4, above, may be deemed to have the power to direct the voting and disposition of the shares of the Issuer’s common stock owned by the Trust, including the 7,504,002 shares of Common Stock beneficially owned by IPFD, of which the Trust holds a 48% interest.

(c)
On October 29, 2010, Reporting Person Angelo P. Lopresti sold 10,000 shares of the Issuer’s common stock at an average price of $22.40 per share, in brokerage transactions.  On November 2, 2010, Reporting Person Angelo P. Lopresti sold an additional 45,000 shares of the Issuer’s common stock at an average price of $24.30 per share, in brokerage transactions.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described in Item 4 above and the documents attached as exhibits pursuant to Item 7 below, each of which is incorporated by reference herein and made a part hereof, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

10.1	Promissory Note, dated December 17, 2010, by The Valentin Gapontsev Trust I
24.1	Power of Attorney
99.1	Joint Filing Agreement, dated December 21, 2010, by and among The Valentin Gapontsev Trust I, Nikolai Platonov and Angelo P. Lopresti

CUSIP NO. 44980X 10 9	Page 8 of 9

Signatures

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 21st day of December, 2010.

THE VALENTIN GAPONTSEV TRUST I

By: /s/ Angelo P. Lopresti
 Angelo P. Lopresti
 Trustee

By: /s/ Nikolai Platonov
 Nikolai Platonov
 Trustee

ANGELO P. LOPRESTI

/s/ Angelo P. Lopresti

NIKOLAI PLATONOV

/s/ Nikolai Platonov

CUSIP NO. 44980X 10 9	Page 9 of 9

Exhibits

10.1	Promissory Note, dated December 17, 2010, by The Valentin Gapontsev Trust I
24.1	Power of Attorney
99.1	Joint Filing Agreement, dated December 21, 2010, by and among Nikolai Platonov, and Angelo P. Lopresti